EXHIBIT 4.6

Execution Version

MINE OPERATING AND

IMPROVEMENTS AGREEMENT

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ARTICLE VII	MANAGEMENT COMMITTEE	12
7.1	Organization and Composition	12
7.2	Decisions	12
7.3	Meetings	13
7.4	Action Without Meeting in Person	13
7.5	Matters Requiring Approval	13

ARTICLE VIII	MANAGER	14
8.1	Appointment	14
8.2	Powers and Duties of Manager	14
8.3	Standard of Care	18
8.4	Resignation; Deemed Offer to Resign	18
8.5	Payments To Manager	19
8.6	Transactions With Affiliates	19
8.7	Activities During Deadlock	19

ARTICLE IX	PROGRAMS AND BUDGETS	19
9.1	Initial Programs and Budgets	19
9.2	Operations Pursuant to Programs and Budgets	20
9.3	Presentation of Programs and Budgets	20
9.4	Review and Adoption of Proposed Programs and Budgets	20
9.5	Election to Participate	20
9.6	Amendments	21
9.7	Recalculation or Restoration of Reduced Interest Based on Actual Expenditures	22
9.8	Budget Overruns; Program Changes	23
9.9	Emergency or Unexpected Expenditures	23

ARTICLE X	ACCOUNTS AND SETTLEMENTS	23
10.1	Monthly Statements	23
10.2	Cash Calls	23
10.3	Failure to Meet Cash Calls	24
10.4	Cover Payment	24
10.5	Remedies	24
10.6	Audits	25
10.7	Project Financing	25

ARTICLE XI	DISPOSITION OF PRODUCTION	26
11.1	Disposition of Production	26
11.2	Hedging	26

ARTICLE XII	WITHDRAWAL AND TERMINATION	26
12.1	Termination by Expiration or Agreement	26
12.2	Termination by Deadlock	26
12.3	Withdrawal	26
12.4	Continuing Obligations and Environmental Liabilities	27
12.5	Disposition of Assets on Termination	27
12.6	Non-Compete Covenants	28
12.7	Right to Data After Termination	28
12.8	Continuing Authority	28
12.9	Survival of Ingress and Egress After Termination	29

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ARTICLE XIII	ACQUISITIONS WITHIN AREA OF INTEREST	29
13.1	General	29
13.2	Notice to Non-Acquiring Participant	29
13.3	Option Exercised	30
13.4	Option Not Exercised

ARTICLE XIV	ABANDONMENT AND SURRENDER OF PROPERTIES	30

ARTICLE XV	TRANSFER OF INTEREST; PREEMPTIVE RIGHT	30
15.1	General	30
15.2	Limitations on Free Transferability	30
15.3	Preemptive Right	32
15.4	Limitations	32

ARTICLE XVI	DISPUTES	32
16.1	Governing Law	32
16.2	Informal Dispute Resolution	32
16.3	Dispute Resolution	33

ARTICLE XVII	CONFIDENTIALITY, OWNERSHIP, USE AND DISCLOSURE OF INFORMATION	33
17.1	Confidential Information	33
17.2	Exceptions	34
17.3	Required Disclosure	34
17.4	Survival	34
17.5	Press Releases	34
17.6	Technical Reports	34

ARTICLE XVIII	GENERAL PROVISIONS	35
18.1	Notices	35
18.2	Interpretation	36
18.3	Currency	36
18.4	Headings	36
18.5	Waiver	36
18.6	Modification	37
18.7	Force Majeure	37
18.8	Rule Against Perpetuities	37
18.9	Further Assurances	37
18.10	Entire Agreement; Successors and Assigns	38
18.11	Memorandum	38
18.12	Counterparts	38

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Certain exhibits and schedules have been omitted pursuant to the instructions of Form 20-F. The registrant hereby undertakes to furnish a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

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MINE OPERATING AND IMPROVEMENTS AGREEMENT

This Mine Operating and Improvements Agreement is made as of September [9], 2019 (“Effective Date”) between U.S. Silver-Idaho, Inc., a Delaware corporation (“USI”), the address of which is 1041 Lake Gulch Road, Wallace, ID, USA, 83873, P.O. Box 440, and Sprott Mining Idaho Limited Partnership, a Delaware limited partnership (“Sprott”), the address of which is c/o Sprott Mining Idaho Management Inc., 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

RECITALS

A. USI owns or controls certain properties in Shoshone County, Idaho, known as the Galena Complex, which properties are described in Exhibit A-1 and defined in Exhibit D.

B. USI is currently operating a silver/lead/copper mine (the “Mine”) at the Galena Complex. The Participants have acknowledged and agreed that certain improvements should be made to the Mine as part of an effort to maximize its efficiency and potential.

C. Sprott wishes to participate with USI in making those improvements to the Mine, and the ongoing mining of mineral resources within the Properties, and USI is willing to grant such rights to Sprott.

NOW THEREFORE, in consideration of the covenants and conditions contained herein, USI and Sprott agree as follows:

ARTICLE I

DEFINITIONS AND CROSS-REFERENCES

1.1 Definitions. The terms defined in Exhibit C and elsewhere shall have the defined meaning wherever used in this Agreement, including in Exhibits.

1.2 Cross-References. References to “Exhibits,” “Articles,” “Sections” and “Subsections” refer to Exhibits, Articles, Sections and Subsections of this Agreement. References to “Paragraphs” and “Subparagraphs” refer to paragraphs and subparagraphs of the referenced Exhibits.

ARTICLE II

NAME, PURPOSES AND TERM

2.1 General. USI and Sprott hereby enter into this Agreement for the purposes hereinafter stated. All of the rights and obligations of the Participants in connection with the Assets and all Operations shall be subject to and governed by this Agreement.

2.2 Name. The Assets shall be managed and operated by the Participants under the name of The Galena Complex Joint Venture. The Manager shall accomplish any registration required by applicable assumed or fictitious name statutes and similar statutes.

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2.3 Purposes. This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which each of the Participants accomplishes such purposes:

(a) to conduct Exploration and Development at the Properties;

(b) to acquire additional real property and other interests within the current exterior boundaries of the Properties;

(c) to evaluate, fund and implement certain improvements to the Mining Operations at the Properties, and to engage in ongoing Mining;

(d) to engage in Operations on the Properties;

(e) to engage in marketing Products, to the extent provided by Article XI;

(f) to complete and satisfy all Environmental Compliance obligations and Continuing Obligations affecting the Properties; and

(g) to perform any other activity necessary, appropriate, or incidental to any of the foregoing.

2.4 Limitation. Unless the Participants otherwise agree in writing, the Operations shall be limited to the purposes described in Section 2.3, and nothing in this Agreement shall be construed to enlarge such purposes or to change the relationships of the Participants as set forth in Article IV.

2.5 Term. The term of this Agreement shall be for twenty (20) years from and after the Effective Date and for so long thereafter as Operations are being conducted on a continuous basis, and thereafter until all materials, supplies, equipment and infrastructure have been salvaged and disposed of, any required Environmental Compliance is completed and accepted and the Participants have agreed to a final accounting, unless the Business is earlier terminated as herein provided. For purposes hereof, Operations shall be deemed to be ongoing on a “continuous basis” so long as Exploration, Development, Mining or Environmental Compliance Operations are not halted for more than three hundred sixty-five (365) consecutive days, other than (a) as the result of force majeure under Section 18.7, or (b) if Operations have been temporarily suspended by the Management Committee due to economic conditions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES; TITLE TO ASSETS; INDEMNITIES

3.1 Representations and Warranties of Both Participants. As of the Effective Date, each Participant warrants and represents to the other that:

(a) it is an entity duly organized or formed and in good standing in its state of organization or formation, as applicable, and is qualified to do business and is in good standing in those states where necessary in order to carry out the purposes of this Agreement;

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(b) it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate, board of directors, shareholder, partnership and other actions, as applicable, required to authorize it to enter into and perform this Agreement have been properly taken;

(c) it will not breach any other agreement or arrangement in a manner that would impair its ability to conduct Operations on the Properties by entering into or performing this Agreement;

(d) it is not subject to any governmental order, judgment, decree, debarment, sanction or Laws that would preclude the conduct of Operations under this Agreement;

(e) it has obtained all consents, approvals, authorizations, declarations, or filings required by any federal, state, local, or other authority, stock exchange or any other third party, in connection with the valid execution, delivery, and performance by it of this Agreement and the consummation by it of the transactions contemplated hereby; and

(f) this Agreement has been duly executed and delivered by it and is valid and binding upon and enforceable against it in accordance with its terms; provided, however, that no representation or warranty is made as to (i) the remedy of specific performance or other equitable remedies for the enforcement of this Agreement or any other agreement contemplated hereby or (ii) rights to indemnity under this Agreement for securities law liability, and provided further that this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties.

3.2 Representations and Warranties of USI. As of the Effective Date, USI makes the following representations and warranties to Sprott:

(a) With respect to the Key Properties comprising interests in fee lands or patented mining claims, USI is in exclusive possession of and owns such Properties free and clear of all Encumbrances, except those set forth in the Title Reports or otherwise specifically identified in the Disclosure Schedule. With respect to the Other Properties comprising interests in fee lands or patented mining claims, to its knowledge, USI is in exclusive possession of and owns such Properties free and clear of all Encumbrances, except those set forth in the Title Reports or otherwise specifically identified in the Disclosure Schedule.

(b) With respect to those Properties in which USI holds an interest under leases or other contracts, except for the execution and delivery of renegotiated mining leases as may be required from time to time, (i) to its knowledge USI is in exclusive possession of such Properties (except to the extent that the lessors or other parties to those leases or other contracts have rights to use or allow third parties to use the Properties as set forth in those leases or other contracts); (ii) USI has not received any notice of default of any of the terms or provisions of such leases or other contracts; (iii) USI has the authority under such leases or other contracts to perform fully its obligations under this Agreement; (iv) to USI’s knowledge, such leases and other contracts are valid and are in good standing; (v) USI has no knowledge of any act or omission or any condition on the Properties which could be considered or construed as a default under any such lease or other contract; and (vi) to USI’s knowledge, such Properties are free and clear of all Encumbrances arising by, through or under USI except for those set forth in the Title Reports or specifically identified in the Disclosure Schedule.

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(c) With respect to unpatented mining claims included in the Properties which were located by USI (the “USI Claims”), except as provided in the Title Reports or the Disclosure Schedule, and subject to the paramount title of the United States, to USI’s knowledge:

(i) the USI Claims were properly laid out and monumented; (ii) all required location and validation work was properly performed; (iii) location notices and certificates were properly recorded and filed with appropriate governmental agencies; (iv) all assessment work required to hold the USI Claims has been performed and all Governmental Fees have been paid in a manner consistent with that required of the Manager pursuant to Subsection 8.2(k) to maintain the USI Claims through the assessment year ending September 1, 2020; and (v) all affidavits of assessment work, evidence of payment of Governmental Fees, and other filings required to maintain the USI Claims in good standing have been properly and timely recorded or filed with appropriate governmental agencies. Nothing in this Subsection, however, shall be deemed to be a representation or a warranty as to the presence or absence of unpatented mining claims or millsites in conflict with the USI Claims, that the USI Claims constitute a compact group of contiguous claims free of interior gaps or fractions, or that any of the USI Claims contains a discovery of valuable minerals. In addition, USI does not make any representation or warranty as to whether or not USI has established or maintained pedis possessio rights with respect to any of the USI Claims, what rights USI has to use the surface of any of the USI Claims for any purpose, or otherwise as to the validity of any of the USI Claims or the use of the same.

(d) With respect to unpatented mining claims included in the Properties which were not located by USI (the “Other Claims”), except as provided in the Title Reports or the Disclosure Schedule, and subject to the paramount title of the United States, to USI’s knowledge:

(i) all assessment work required to hold the Other Claims has been performed and all Governmental Fees have been paid in a manner consistent with that required of the Manager pursuant to Subsection 8.2(k) to maintain the Other Claims through the assessment year ending September 1, 2020; and (ii) all affidavits of assessment work, evidence of payment of Governmental Fees, and other filings required to maintain the Other Claims in good standing have been properly and timely recorded or filed with appropriate governmental agencies. Nothing in this Subsection, however, shall be deemed to be a representation or a warranty as to the presence or absence of unpatented mining claims or millsites in conflict with the Other Claims, that the Other Claims constitute a compact group of contiguous claims free of interior gaps or fractions, or that any of the Other Claims contains a discovery of valuable minerals. In addition, USI does not make any representation or warranty as to whether or not USI has established or maintained pedis possessio rights with respect to any of the Other Claims, what rights USI has to use the surface of any of the Other Claims for any purpose, or otherwise as to the validity of any of the Other Claims or the use of the same.

(e) Except as set forth in the Title Reports, there are no royalties or other burdens on production affecting the Key Properties.

(f) USI has good and marketable title to or a valid leasehold interest in all of the material equipment, buildings and fixtures currently being used at the Mine.

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(g) To its knowledge, USI has obtained all material permits, licenses, approvals, authorizations and qualifications of all federal, state and local authorities required for it to carry on its current operations at or on the Properties, and posted all bonds or other surety instruments required in connection therewith.

(h) With respect to the Properties, there are no pending or, to USI’s knowledge, threatened actions, suits, claims or proceedings.

(i) Except as to matters otherwise disclosed in the Disclosure Schedule or as would not be reasonably expected to have a material adverse effect on the Business or the Properties:

(i) to USI’s knowledge, the conditions existing on or with respect to the Properties and its ownership and operation of the Properties are not in violation of any Laws (including without limitation any Environmental Laws), nor causing or permitting, to the extent not authorized by applicable Laws, any damage (including Environmental Damage, as defined below) or impairment to the health, safety, or enjoyment of any person at or on the Properties or in the general vicinity of the Properties;

(ii) to USI’s knowledge, there have been no past violations by it or by any of its predecessors in title of any Environmental Laws or other Laws affecting or pertaining to the Properties, nor, to the extent not authorized by applicable Laws, any past creation of damage or threatened damage to the air, soil, surface waters, groundwater, flora, fauna, or other natural resources on, about or in the general vicinity of the Properties (“Environmental Damage”); and

(iii) Except as set forth in the Disclosure Schedule, USI has not received inquiry from or notice of a pending investigation from any governmental agency or of any administrative or judicial proceeding concerning the violation of any Laws.

(j) USI has conducted all of its operations and activities on the Properties in material compliance with applicable Laws (including without limitation Environmental Laws), and to its knowledge, it is not in material violation of any law, rule, ordinance, or other governmental regulation, including, without limitation, those relating to zoning, condemnation, mining, mine safety, reclamation, environmental matters, equal employment, and federal, state, or local health and safety laws, rules, and regulations, the lack of compliance with which could materially adversely affect the Properties.

The representations and warranties set forth above shall survive the execution and delivery of any documents of Transfer provided under this Agreement. For a representation or warranty made to a Participant’s “knowledge,” the term “knowledge” shall mean actual or constructive knowledge on the part of the executive officers of the representing Participant or of facts that would reasonably lead to the indicated conclusions, or would reasonably have been expected to be obtained by such person based on such person’s position or office.

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3.3 Record Title. Title to the Assets shall be held by USI for the benefit of USI and Sprott, as their Participating Interests are determined pursuant to this Agreement, and expressly subject to this Agreement.

3.4 Loss of Title. Any failure or loss of title to the Assets, and all costs of defending title, shall be charged to the Business Account, except that all costs and losses arising out of or resulting from breach of the representations and warranties of USI as to title shall be charged to USI.

3.5 Indemnities/Limitation of Liability.

(a) Each Participant shall defend, indemnify and hold the other Participant, its directors, officers, employees, agents and attorneys and Affiliates (collectively “Indemnified Participant”) harmless from and against the entire amount of any Material Loss. A “Material Loss” shall mean all costs, expenses, damages or liabilities, including reasonable attorneys’ fees and other costs of litigation (either threatened or pending) arising out of or based on a material breach by a Participant (“Indemnifying Participant”) of any representation, warranty or covenant contained in this Agreement, including without limitation:

(i) any action taken for or obligation or responsibility assumed on behalf of the other Participant, its directors, officers, employees, agents and attorneys, or Affiliates by a Participant, any of its directors, officers, employees, agents and attorneys, or Affiliates, in violation of Section 4.1;

(ii) failure of a Participant or its Affiliates to comply with the non- compete or Area of Interest provisions of Section 12.6 or Article XIII; and

(iii) failure of a Participant or its Affiliates to comply with the preemptive right under Section 15.3 and Exhibit H.

A Material Loss shall not be deemed to have occurred until, in the aggregate, an Indemnified Participant incurs losses, costs, damages or liabilities in excess of One Hundred Thousand Dollars ($100,000) relating to breaches of warranties, representations and covenants contained in this Agreement. A Participant’s aggregate liability to all Indemnified Participants under this Section for breaches of the representations and warranties in Sections 3.1 and 3.2 shall not exceed the amount of Sprott’s Initial Contribution.

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(b) If any claim or demand is asserted against an Indemnified Participant in respect of which such Indemnified Participant may be entitled to indemnification under this Agreement, or if an Indemnified Participant otherwise believes in good faith that it is entitled to indemnification under this Agreement, written notice of such claim or demand (together with a reasonably detailed description thereof) shall promptly be given to the Indemnifying Participant. Failure to promptly provide such notice shall not relieve the Indemnifying Participant of any of its obligations hereunder except to the extent the Indemnifying Participant is materially prejudiced thereby. The Indemnifying Participant shall have the right, but not the obligation, by notifying the Indemnified Participant within thirty (30) days after its receipt of the notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Participant to participate, at the Indemnified Participant’s expense and with counsel of the Indemnified Participant’s choice), the defense, compromise, or settlement of the matter, including, at the Indemnifying Participant’s expense, employment of counsel of the Indemnifying Participant’s choice. Any damages to the assets or business of the Indemnified Participant caused by a failure by the Indemnifying Participant to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner requested by the Indemnified Participant, after the Indemnifying Participant has given notice that it will assume control of the defense, compromise, or settlement of the matter, shall be included in the damages for which the Indemnifying Participant shall be obligated to indemnify the Indemnified Participant. Any settlement or compromise of a matter by the Indemnifying Participant shall include a full release of claims against the Indemnified Participant which has arisen out of the indemnified claim or demand, and shall be made only with the consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed. The Indemnified Party may participate in the defense of any claim at its expense, and until the Indemnifying Party has agreed to defend such claim, the Indemnified Party may file any motion, answer or other pleading or take such other action as it deems appropriate to protect its interests or those of the Indemnifying Party. If the Indemnifying Party does not elect to contest any third-party claim, the Indemnifying Party shall be bound by the results obtained with respect thereto by the Indemnified Party, including any settlement of such claim.

3.6 Transfer Taxes. Any sales, use, stamp, documentary, transfer, bulk sales, value added, goods and services, registration or similar taxes assessed upon or with respect to the acquisition by Sprott of its initial Participating Interest (“Transfer Taxes”), and any recording or filing fees with respect thereto shall be provided for in the Initial Program and Budget. Each Participant shall timely file or cause to be filed by it with respect to such taxes any certificates or other documents reasonably requested by the other Participant as necessary or appropriate to reduce or eliminate any Transfer Taxes under applicable Laws. The Participants shall jointly be responsible for satisfying applicable reporting requirements with respect to Transfer Taxes.

ARTICLE IV

RELATIONSHIP OF THE PARTICIPANTS

4.1 No Partnership. Nothing contained in this Agreement shall be deemed to constitute either Participant the partner of the other, other than solely for income tax purposes, or, except as otherwise herein expressly provided, to constitute either Participant the agent or legal representative of the other, or to create any fiduciary relationship between them. The Participants do not intend to create, and this Agreement shall not be construed to create, any mining, commercial or other partnership or joint venture, other than solely for income tax purposes. Neither Participant, nor any of its directors, officers, employees, agents and attorneys, or Affiliates, shall act for or assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided herein, and any such action or assumption by a Participant’s directors, officers, employees, agents and attorneys, or Affiliates shall be a breach by such Participant of this Agreement. The rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective. Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, and it is the express purpose and intention of the Participants that their ownership of Assets and the rights acquired hereunder shall be as tenants in common. Each Participant shall indemnify, defend and hold harmless the other Participant, its directors, officers, members, employees, agents and attorneys from and against any Material Loss arising out of any act or any assumption of liability by the indemnifying Participant, or any of its directors, officers, employees, agents and attorneys done or undertaken, or apparently done or undertaken, on behalf of the other Participant, except pursuant to the authority expressly granted herein or as otherwise agreed in writing between the Participants.

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4.2 Relationship of the Participants for Federal Income Tax Purposes. Without changing the effect of Section 4.1, the relationship of the Participants shall constitute a tax partnership within the meaning of Section761(a) of the United States Internal Revenue Code of 1986, as amended. The relationship of the Participants for such purposes shall be governed by the provisions of Exhibit J attached hereto (the “Tax Exhibit”).

4.3 State Income Tax. The relationship of the Participants shall be treated for state income tax purposes in the same manner as it is for federal income tax purposes, to the extent consistent with applicable Law.

4.4 Other Business Opportunities. Except as expressly provided in this Agreement, each Participant shall have the right to engage in and receive full benefits from any independent business activities or operations, whether or not competitive with this Business, without consulting with, or obligation to, the other Participant. The doctrines of “corporate opportunity” or “business opportunity” shall not be applied to this Business nor to any other activity or operation of either Participant. Neither Participant shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest at any time, or, except as otherwise provided in Section 12.6, within the Area of Interest after the termination of the Business. Unless otherwise agreed in writing, neither Participant shall have any obligation to mill, beneficiate or otherwise treat any Products in any facility owned or controlled by such Participant.

4.5 Waiver of Rights to Partition or Other Division of Assets. The Participants hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of Assets, including any such rights provided by Law.

4.6 Transfer or Termination of Rights to Properties. Except as otherwise provided in this Agreement, neither Participant shall Transfer all or any part of its interest in the Assets or this Agreement or otherwise permit or cause such interests to terminate.

4.7 Implied Covenants. There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

4.8 No Third-Party Beneficiary Rights. This Agreement shall be construed to benefit the Participants and their respective successors and assigns only, and shall not be construed to create third party beneficiary rights in any other party or in any governmental organization or agency, except to the extent required by Project Financing and as provided in Subsection 3.7(a).

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ARTICLE V

CONTRIBUTIONS BY PARTICIPANTS

5.1 Participants’ Initial Contributions.

(a) USI, as its Initial Contribution, hereby (i) contributes the Assets described in Exhibit A to the purposes of this Agreement, and (ii) after Sprott’s $15,000,000 contributed to fund the Improvements Program and Budget has been expended, shall contribute the next $5,000,000 for expenditures under the Improvements Program and Budget. The amount of Thirty Million Dollars ($30,000,000) shall be credited to USI’s Equity Account with respect to USI’s Initial Contribution.

(b) Sprott, as its Initial Contribution, hereby contributes (i) the initial $15,000,000 required to fund the Improvements Program and Budget, and (ii) up to an additional $5,000,000 as and when required under the Initial Program and Budget. The amount of Sprott’s Initial Contribution shall be credited to Sprott’s Equity Account.

5.2 [Reserved].

5.3 Additional Contributions. In addition to the contributions described in Section 5.1, the Participants, subject to any election permitted by Subsection 9.5(a), shall be obligated to contribute funds to adopted Programs and Budgets in proportion to their respective Participating Interests.

ARTICLE VI

INTERESTS OF PARTICIPANTS

6.1 Initial Participating Interests. The Participants shall have the following initial Participating Interests:

USI	-	60%
Sprott	-	40%

6.2 Changes in Participating Interests. The Participating Interests shall be eliminated or changed as follows:

(a) Upon withdrawal or deemed withdrawal as provided in Sections 6.3, and

Article XII;

(b) Upon an election by either Participant pursuant to Section 9.5 to contribute less to an adopted Program and Budget than the percentage equal to its Participating Interest, or to contribute nothing to an adopted Program and Budget;

(c) In the event of default by either Participant in making its agreed-upon contribution to an adopted Program and Budget, followed by an election by the other Participant to invoke any of the remedies in Section 10.5;

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(d) Upon Transfer by either Participant of part or all of its Participating Interest in accordance with Article XV; or

(e) Upon acquisition by either Participant of part or all of the Participating Interest of the other Participant, however arising.

6.3 Elimination of Minority Interest.

(a) A Reduced Participant whose Recalculated Participating Interest becomes less than ten percent (10%) shall be deemed to have withdrawn from the Business and shall relinquish its entire Participating Interest free and clear of any Encumbrances arising by, through or under the Reduced Participant, except any such Encumbrances listed in the Disclosure Schedule or which the Management Committee has approved pursuant to this Agreement. Such relinquished Participating Interest shall be deemed to have accrued automatically to the other Participant. The Reduced Participant’s capital account as determined in accordance with the provisions of Article IV of the Tax Exhibit (“Capital Account”) shall transfer to the other Participant, and the tax partnership established under the Tax Exhibit shall be liquidated in accordance with Paragraph 4.2 of the Tax Exhibit. If the Reduced Participant’s Recalculated Participating Interest is reduced to less than ten percent (10%) other than by reason of a default by the Reduced Participant under Section 10.3, the Reduced Participant shall have the right to receive five percent (5%) of Net Proceeds, if any, to a maximum amount of one hundred percent (100%) of the Reduced Participant’s Equity Account balance as of the effective date of the withdrawal. If the Reduced Participant’s Participating Interest is reduced to less than ten percent (10%) as the result of its default under Section 10.3, the Reduced Participant shall have the right to received five percent (5%) of Net Proceeds, if any, to a maximum amount of fifty percent (50%) of the Reduced Participant’s Equity Account balance as of the effective date of such withdrawal. Upon receipt of such amount, and subject to Section 6.4, the Reduced Participant shall thereafter have no further right, title, or interest in the Assets or under this Agreement. In such event, the Reduced Participant shall execute and deliver an appropriate conveyance of all of its right, title and interest in the Assets to the remaining Participant.

(b) The relinquishment, withdrawal and entitlements for which this Section provides shall be effective as of the effective date of the recalculation under Sections 9.5 or 10.5. However, if the final adjustment provided under Section 9.7 for any recalculation under Section 9.5 results in a Recalculated Participating Interest of ten percent (10%) or more: (i) the Recalculated Participating Interest shall be deemed, effective retroactively as of the first day of the Program Period, to have automatically revested; (ii) the Reduced Participant shall be reinstated as a Participant, with all of the rights and obligations pertaining thereto; (iii) the right to Net Proceeds under Subsection 6.3(a) shall terminate; and (iv) the Manager, on behalf of the Participants, shall make any necessary reimbursements, reallocations of Products, contributions and other adjustments as provided in Subsection 9.7(d). Similarly, if such final adjustment under Section 9.7 results in a Recalculated Participating Interest for either Participant of less than ten percent (10%) for a Program Period as to which the provisional calculation under Section 9.5 had not resulted in a Participating Interest of less than ten percent (10%), then such Participant, at its election within thirty (30) days after notice of the final adjustment, may contribute an amount resulting in a revised final adjustment and resultant Recalculated Participating Interest of greater than ten percent (10%). If no such election is made, such Participant shall be deemed to have withdrawn under the terms of Subsection 6.3(a) as of the beginning of such Program Period, and the Manager, on behalf of the Participants, shall make any necessary reimbursements, reallocations of Products, contributions and other adjustments as provided in Subsection 9.7(d), including of any Net Proceeds to which such Participant may be entitled for such Program Period.

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6.4 Continuing Liabilities Upon Adjustments of Participating Interests. Any reduction or elimination of either Participant’s Participating Interest under Section 6.2 shall not relieve such Participant of its share of any liability, including, without limitation, Continuing Obligations, Environmental Liabilities and Environmental Compliance, whether arising, before or after such reduction or elimination, out of acts or omissions occurring or conditions existing prior to the Effective Date or out of Operations conducted during the term of this Agreement but prior to such reduction or elimination, regardless of when any funds may be expended to satisfy such liability. For purposes of this Section, such Participant’s share of such liability shall be equal to its Participating Interest at the time the act or omission giving rise to the liability occurred, after first taking into account any reduction, readjustment and restoration of Participating Interests under Sections 6.3, 9.5, 9.7 and 10.5 (or, as to such liability arising out of acts or omissions occurring or conditions existing prior to the Effective Date, equal to such Participant’s initial Participating Interest). Should the cumulative cost of satisfying Continuing Obligations be in excess of cumulative amounts accrued or otherwise charged to the Environmental Compliance Fund as described in Exhibit B, each of the Participants shall be liable for its proportionate share (i.e., Participating Interest at the time of the act or omission giving rise to such liability occurred), after first taking into account any reduction, readjustment and restoration of Participating Interests under Sections 6.3, 9.5, 9.7 and 10.5, of the cost of satisfying such Continuing Obligations, notwithstanding that this Agreement may have been terminated or that either Participant has previously withdrawn from the Business or that its Participating Interest has been reduced or converted to an interest in Net Proceeds pursuant to Subsection 6.3(a).

6.5 Documentation of Adjustments to Participating Interests. Adjustments to the Participating Interests need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Participant’s Participating Interest and related Equity Account balance shall be shown in the accounting records of the Manager, and any adjustments thereto, including any reduction, readjustment, and restoration of Participating Interests under Sections 6.3, 9.5, 9.7 and 10.5, shall be made monthly. However, either Participant, at any time upon the request of the other Participant, shall execute and acknowledge instruments necessary to evidence such adjustments in form sufficient for filing and recording in the jurisdiction where the Properties are located.

6.6 Grant of Lien and Security Interest.

(a) Subject to Section 6.7, each Participant grants to the other Participant a lien upon and a security interest in its Participating Interest, including all of its right, title and interest in the Assets, whenever acquired or arising, and the proceeds from and accessions to the foregoing.

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(b) The liens and security interests granted by Subsection 6.6(a) shall secure every obligation or liability of the Participant granting such lien or security interest created under this Agreement, including the obligation to repay a Cover Payment in accordance with Section 10.4. Each Participant hereby agrees to take all action necessary to perfect such lien and security interest and hereby appoints the other Participant its attorney-in-fact to execute, file and record all financing statements and other documents necessary to perfect or maintain such lien and security interest.

6.7 Subordination of Interests. Each Participant shall, from time to time, take all necessary actions, including execution of appropriate agreements, to pledge and subordinate its Participating Interest, any liens it may hold which are created under this Agreement other than those created pursuant to Section 6.6 hereof, and any other right or interest it holds with respect to the Assets (other than any statutory lien of the Manager) to any secured borrowings for Operations approved by the Management Committee, including any secured borrowings relating to Project Financing, and any modifications or renewals thereof.

ARTICLE VII

MANAGEMENT COMMITTEE

7.1 Organization and Composition. The Participants hereby establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall consist of two (2) members appointed by USI and one (1) member appointed by Sprott. Each Participant may appoint one or more alternates to act in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments by a Participant shall be made or changed by notice to the other members. USI shall designate one of its members to serve as the chair of the Management Committee.

7.2 Decisions. After Sprott has completed its Initial Contribution, each Participant, acting through its appointed member(s) in attendance at the meeting, shall have the votes on the Management Committee in proportion to its Participating Interest. Unless otherwise provided in this Agreement, the vote of the Participant with a Participating Interest over fifty percent (50%) shall determine the decisions of the Management Committee; provided, however, that each of the following decisions shall require a unanimous vote of the Participants:

(a) acquisition of any Asset for the business which would materially change the conduct of the Business;

(b) a decision to obtain Project Financing which requires each Participant to pledge its Participating Interest as security;

(c) a sale of all or substantially all of the Assets; and

(d) a liquidation of the Business.

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7.3 Meetings.

(a) The Management Committee shall hold regular meetings at least twice a year in Denver, Colorado, or at other agreed places. The Manager shall give twenty (20) days’ prior written notice to the Participants of such meetings. Additionally, either Participant may call a special meeting upon seven (7) days’ notice to the other Participant. In case of an emergency, reasonable notice of a special meeting shall suffice. There shall be a quorum if at least one member representing each Participant is present; provided, however, that if a Participant fails to attend two consecutive properly called meetings, then a quorum shall exist at the second meeting if the other Participant is represented by at least one appointed member, and a vote of such Participant shall be considered the vote required for the purposes of the conduct of all business properly noticed even if such vote would otherwise require unanimity.

(b) If business cannot be conducted at a regular or special meeting due to the lack of a quorum, either Participant may call the next meeting upon three (3) days’ notice to the other Participant.

(c) Each notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting, or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered if either Participant adds the matter to the agenda at least five (5) days before the meeting or with the consent of the other Participant. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the other Participant within twenty (20) days after the meeting. Either Participant may electronically record the proceedings of a meeting with the consent of the other Participant. The other Participant shall sign and return or provide written comments on the minutes prepared by the Manager within fifteen (15) days after receipt, and failure to do either shall be deemed acceptance of the minutes as prepared by the Manager. If the other Participant timely submits written comments on such minutes, the Management Committee shall seek, for a period not to exceed twenty (20) days, to agree upon minutes of such meeting acceptable to the Participants. At the end of such period, failing agreement by the Participants on revised minutes, the minutes of the meeting shall be the original minutes as prepared by the Manager, together with the comments on the minutes made by the other Participant. Decisions made at a Management Committee meeting shall be implemented in accordance with adopted Programs and Budgets. If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be charged to the Business Account. All other costs shall be paid by the Participants individually.

7.4 Action Without Meeting in Person. In lieu of meetings in person, the Management Committee may conduct meetings by telephone or video conference, so long as minutes of such meetings are prepared in accordance with Subsection 7.3(c). The Management Committee may also take actions in writing signed by all members.

7.5 Matters Requiring Approval. Except as provided in Subsection 5.1(c) and as otherwise delegated to the Manager in Section 8.2, the Management Committee shall have exclusive authority to determine all matters related to overall policies, objectives, procedures, methods and actions under this Agreement.

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ARTICLE VIII

MANAGER

8.1 Appointment. The Participants hereby appoint USI as the Manager with overall management responsibility for Operations. USI hereby agrees to serve until it resigns or is deemed to have offered to resign as provided in Section 8.4.

8.2 Powers and Duties of Manager. Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties, which shall be discharged in accordance with adopted Programs and Budgets.

(a) The Manager shall manage, direct and control Operations, and shall prepare and present to the Management Committee proposed Programs and Budgets as provided in Article IX.

(b) The Manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out adopted Programs (subject to each Participant’s compliance with Section 10.2), and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement.

(c) The Manager shall use reasonable efforts to: (i) purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations (to the extent the same are available to the Manager using commercially reasonable efforts), such purchases and acquisitions to be made to the extent reasonably possible on the best terms available, taking into account all of the circumstances; (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (iii) keep the Assets free and clear of all Encumbrances, except any such Encumbrances listed in Paragraph 1.1 of Exhibit A and those existing at the time of, or created concurrent with, the acquisition of such Assets, or mechanic’s or materialmen’s liens (which shall be contested, released or discharged in a diligent matter) or Encumbrances specifically approved by the Management Committee.

(d) The Manager shall conduct such title examinations of the Properties and cure such title defects pertaining to the Properties as may be advisable in its reasonable judgment.

(e) The Manager shall: (i) make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the Assets; (ii) pay all taxes, assessments and like charges on Operations and Assets except taxes determined or measured by a Participant’s sales revenue or net income and taxes, including production taxes, attributable to a Participant’s share of Products, and shall otherwise promptly pay and discharge expenses incurred in Operations; provided, however, that if authorized by the Management Committee, the Manager shall have the right to contest (in the courts or otherwise) the validity or amount of any taxes, assessments or charges if the Manager deems them to be unlawful, unjust, unequal or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the nonpayment of any taxes, assessments or like charges; and (iii) perform all other acts reasonably necessary to maintain the Assets.

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(f) The Manager shall: (i) apply for and maintain all necessary permits, licenses and approvals for the conduct of Operations; (ii) comply with all Laws; (iii) notify promptly the Management Committee of any allegations of substantial violation thereof; and

(iv) prepare and file all reports or notices required for or as a result of Operations. The Manager shall not be in breach of this provision if a violation has occurred in spite of the Manager’s good faith efforts to comply consistent with its standard of care under Section 8.3. In the event of any such violation, the Manager shall timely cure or dispose of such violation on behalf of both Participants through performance, payment of fines and penalties, or both, and the cost thereof shall be charged to the Business Account. The Manager shall not be in breach of this provision if a violation has occurred in spite of the Manager’s good faith efforts to comply, and the Manager has timely cured or disposed of such violation through performance, or payment of fines and penalties. In addition, with respect to the posting of any bonds or other surety required to obtain any permits, licenses or approvals, neither Participant shall have any obligation to provide corporate guarantees or make its balance sheet available to ensure that such bonds or other surety are in place.

(g) The Manager shall notify the other Participant promptly of any litigation, arbitration or administrative proceeding commenced against the Business or the Assets. The Manager shall prosecute and defend, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations. The non-managing Participant shall have the right to participate, at its own expense, in such litigation or administrative proceedings. The non-managing Participant shall approve in advance any settlement involving payments, commitments or obligations in excess of One Hundred Thousand Dollars ($100,000) in cash or value.

(h) The Manager shall provide insurance for the benefit of the Participants consistent with the current insurance program covering the Assets and the Operations or as may otherwise be determined from time to time by the Management Committee.

(i) The Manager may dispose of Assets, whether by abandonment, surrender, or Transfer in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in Article XIV. Without prior authorization from the Management Committee, however, the Manager shall not: (i) dispose of Assets in any one transaction (or in any series of related transactions) having a value in excess of One Hundred Thousand Dollars ($100,000); or (ii) enter into any sales contracts or commitments for Product, except as permitted in Section 11.2.

(j) The Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors.

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(k) The Manager shall perform or cause to be performed all assessment and other work, and shall pay all Governmental Fees required by Law in order to maintain the unpatented mining claims and millsites included within the Properties. The Manager shall have the right to perform the assessment work required hereunder pursuant to a common plan of exploration; in addition, continued actual occupancy of such claims and sites shall not be required. The Manager shall not be liable on account of any determination by any court or governmental agency that the work performed by the Manager does not constitute the required annual assessment work or occupancy for the purposes of preserving or maintaining ownership of the claims and sites, provided that the work done is pursuant to an adopted Program and Budget and is performed in accordance with the Manager’s standard of care under Section 8.3. The Manager shall timely record with the appropriate county and file with the appropriate United States agency any required affidavits, notices of intent to hold and other documents in proper form attesting to the payment of Governmental Fees, the performance of assessment work or intent to hold the claims and sites, in each case in sufficient detail to reflect compliance with the requirements applicable to each claim and site. The Manager shall not be liable on account of any determination by any court or governmental agency that any such document submitted by the Manager does not comply with applicable requirements, provided that such document is prepared and recorded or filed in accordance with the Manager’s standard of care under Section 8.3.

(l) The Manager may in the ordinary course of business: (i) locate, amend or relocate any unpatented mining claim or millsite, (ii) locate any fractions resulting from such amendment or relocation, (iii) apply for patents or mining leases or other forms of mineral tenure for any such unpatented claims or sites, (iv) abandon any unpatented mining claims for the purpose of locating millsites or otherwise acquiring from the United States rights to the ground covered thereby, (v) abandon any unpatented millsites for the purpose of locating mining claims or otherwise acquiring from the United States rights to the ground covered thereby,

(vi) exchange with or convey to the United States any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground, and (vii) convert any unpatented claims or millsites into one or more leases or other forms of mineral tenure pursuant to any Law hereafter enacted. To the extent any of the actions described in this Subsection 8.2(l) would have a material adverse effect on the Properties, they shall require Management Committee approval.

(m) The Manager shall keep and maintain all required accounting and financial records pursuant to the procedures described in Exhibit B and in accordance with customary cost accounting practices in the mining industry, and shall ensure appropriate separation of accounts unless otherwise agreed by the Participants.

(n) The Manager shall select and employ at competitive rates all supervision and labor necessary or appropriate to all Operations hereunder. All persons, contractors or consultants employed or hired hereunder, the number thereof, their hours of labor and their compensation shall be determined by the Manager.

(o) The Manager shall maintain Equity Accounts for each Participant. Each Participant’s Equity Account shall be credited with the value of such Participant’s contributions under Subsections 5.1(a) and 5.1(b) and shall be credited with amounts contributed by such Participant under Sections 5.2 and 5.3. Each Participant’s Equity Account shall be charged with the cash and the fair market value of property distributed to such Participant (net of liabilities assumed by such Participant and liabilities to which such distributed property is subject). Contributions and distributions shall include all cash contributions or distributions plus the agreed value (expressed in dollars) of all in-kind contributions or distributions. Solely for purposes of determining the Equity Account balances of the Participants, the Manager shall reasonably estimate the fair market value of all Products distributed to the Participants, and such estimated value shall be used regardless of the actual amount received by each Participant upon disposition of such Products.

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(p) The Manager shall keep the Management Committee advised of all Operations by submitting in writing to the members of the Management Committee: (i) quarterly progress reports that include statements of expenditures and comparisons of such expenditures to the adopted Budget; (ii) periodic summaries of data acquired; (iii) copies of reports concerning Operations; (iv) a detailed final report within sixty (60) days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; and (v) such other reports as any member of the Management Committee may reasonably request. Subject to Article XVII, at all reasonable times the Manager shall provide the Management Committee, or other representative of a Participant upon the request of such Participant’s member of the Management Committee, access to, and the right to inspect and, at such Participant’s cost and expense, copies of the Existing Data and all maps, drill logs and other drilling data, core, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other Business Information, to the extent preserved or kept by the Manager. In addition, the Manager shall allow the non-managing Participant, at the latter’s sole risk, cost and expense, and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the non-managing Participant does not unreasonably interfere with Operations.

(q) The Manager shall prepare an Environmental Compliance plan for all Operations consistent with the requirements of any applicable Laws or contractual obligations and shall include in each Program and Budget sufficient funding to implement the Environmental Compliance plan and to satisfy the financial assurance requirements of any applicable Law or contractual obligation pertaining to Environmental Compliance. To the extent practical, the Environmental Compliance plan shall incorporate concurrent reclamation of Properties disturbed by Operations.

(r) The Manager shall undertake to perform Continuing Obligations when and as economic and appropriate, whether before or after termination of the Business. The Manager shall have the right to delegate performance of Continuing Obligations to persons having demonstrated skill and experience in relevant disciplines. As part of each Program and Budget submittal, the Manager shall specify in such Program and Budget the measures to be taken for performance of Continuing Obligations and the cost of such measures. The Manager shall keep the other Participant reasonably informed about the Manager’s efforts to discharge Continuing Obligations. Authorized representatives of each Participant shall have the right from time to time to enter the Properties to inspect work directed toward satisfaction of Continuing Obligations and audit books, records, and accounts related thereto.

(s) The funds that are to be deposited into the Environmental Compliance Fund shall be maintained by the Manager in a separate, interest bearing cash management account, which may include, but is not limited to, money market investments and money market funds, and/or in longer term investments if approved by the Management Committee. Such funds shall be used solely for Environmental Compliance and Continuing Obligations, including the committing of such funds, interests in property, insurance or bond policies, or other security to satisfy Laws regarding financial assurance for the reclamation or restoration of the Properties, and for other Environmental Compliance requirements.

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(t) If Participating Interests are adjusted in accordance with this Agreement the Manager shall propose from time to time one or more methods for fairly allocating costs for Continuing Obligations.

(u) The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing, and to implement the policies, objectives, procedures, methods and actions determined by the Management Committee pursuant to Section 7.1.

8.3 Standard of Care. The Manager shall discharge its duties under Section 8.2 and conduct all Operations in a good, workmanlike and efficient manner, in material accordance with sound mining and other applicable industry standards and practices, and in material compliance with Laws and with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to the Assets. The Manager shall not be liable to the other Participant for any act or omission resulting in damage or loss except to the extent caused by or attributable to the Manager’s willful misconduct or gross negligence. The Manager shall not be in default of any of its duties under Section 8.2 if its inability or failure to perform results from the failure of the other Participant to perform acts or to contribute amounts required of it by this Agreement.

8.4 Resignation; Deemed Offer to Resign. The Manager may resign upon not less than two (2) months’ prior notice to the other Participant, in which case the other Participant may elect to become the new Manager by notice to the resigning Participant within thirty (30) days after the notice of resignation. If any of the following shall occur, the Manager shall be deemed to have resigned upon the occurrence of the event described in each of the following Subsections, with the successor Manager to be appointed by the other Participant at a subsequently called meeting of the Management Committee, at which the Manager shall not be entitled to vote. The other Participant may appoint itself or a third party as the Manager.

(a) The aggregate Participating Interest of the Manager and its Affiliates becomes less than ten percent (10%);

(b) The Manager fails to perform a material obligation imposed upon it under this Agreement and such failure continues for a period of sixty (60) days after notice from the other Participant demanding performance, unless the Manager in good faith disputes the existence of such a default;

(c) The Manager consistently fails to pay or contest in good faith Business bills and debts in the ordinary course as such obligations become due;

(d) A receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of its assets is appointed and such appointment is neither made ineffective nor discharged within sixty (60) days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Manager;

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(e) The Manager commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment for the benefit of creditors; or takes corporate or other action in furtherance of any of the foregoing; or

(f) Entry is made against the Manager of a judgment, decree or order for relief affecting its ability to serve as Manager, or a substantial part of its Participating Interest or its other assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

Under Subsections (d), (e) or (f) above, the appointment of a successor Manager shall be deemed to pre-date the event causing a deemed resignation.

8.5 Payments To Manager. The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with Exhibit B.

8.6 Transactions With Affiliates. If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favorable than would be the case in arm’s-length transactions with unrelated persons or entities.

8.7 Activities During Deadlock. If the Management Committee for any reason fails to adopt an Exploration or Development Program and Budget following the expiration of an Exploration Development Program and Budget for the previous Program Period, the Manager shall continue Operations at levels sufficient to maintain the Properties. If the Management Committee for any reason fails to adopt a Mining Program and Budget subsequent to the Initial Program and Budget or a Mining Program and Budget for the previous Program Period, the Manager shall continue Operations at levels comparable with the last adopted Mining Program and Budget. All of the foregoing shall be subject to the contrary direction of the Management Committee and the receipt of necessary funds.

ARTICLE IX

PROGRAMS AND BUDGETS

9.1 Initial Programs and Budgets.

(a) The Improvements Program and Budget will be substantially consistent with Exhibit F.

(b) The Management Committee will approve an Initial Program and Budget by no later than October 1, 2019.

(c) Notwithstanding the provisions of Section 10.2 or any of the other provisions of this Agreement to the contrary, the Improvements Program and Budget shall be funded as described in Subsection 5.1(b) and Section 5.2.

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9.2 Operations Pursuant to Programs and Budgets. Except as otherwise provided in Section 9.9 and Article XIII, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to adopted Programs and Budgets. Every Program and Budget adopted pursuant to this Agreement shall provide for accrual of reasonably anticipated Environmental Compliance expenses for all Operations contemplated under the Program and Budget.

9.3 Presentation of Programs and Budgets. Proposed Programs and Budgets shall be prepared by the Manager for a period of one (1) year or any other period as approved by the Management Committee, and shall be submitted to the Management Committee for review and consideration. All proposed Programs and Budgets may include Exploration, Development and Mining Operations components, or any combination thereof, and shall be reviewed and adopted upon a vote of the Management Committee in accordance with Sections 7.2 and 9.4. Each Program and Budget adopted by the Management Committee, regardless of length, shall be reviewed at least once a year at a meeting of the Management Committee. During the period encompassed by any Program and Budget, and at least ninety (90) days prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Management Committee for review and consideration; provided, however, that the provisions of this Section 9.3 shall not apply to the Improvements Program and Budget, which shall not be replaced or extended unless agreed to by the unanimous consent of the Management Committee.

9.4 Review and Adoption of Proposed Programs and Budgets. Within twenty (20) days after submission of a proposed Program and Budget, each Participant shall submit in writing to the Management Committee:

(a) Notice that the Participant approves any or all of the components of the proposed Program and Budget;

(b) Modifications proposed by the Participant to the components of the proposed Program and Budget; or

(c) Notice that the Participant rejects any or all of the components of the proposed Program and Budget.

If a Participant fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be a vote by the Participant for adoption of the Manager’s proposed Program and Budget. If a Participant makes a timely submission to the Management Committee pursuant to Subsections 9.4(a), (b) or (c), then the Manager working with the other Participant shall seek for a period of time not to exceed ten (10) days to develop a complete Program and Budget acceptable to both Participants. The Manager shall then call a Management Committee meeting in accordance with Section 7.3 for purposes of reviewing and voting upon the proposed Program and Budget.

9.5 Election to Participate.

(a) By notice to the Management Committee within fifteen (15) days after the final vote adopting a Program and Budget, and notwithstanding its vote concerning adoption of a Program and Budget, a Participant may elect to participate in the approved Program and Budget: (i) in proportion to its respective Participating Interest, (ii) in some lesser amount than its respective Participating Interest, or (iii) not at all. In case of an election under Subsection 9.5(a)(ii) or (iii), its Participating Interest shall be recalculated as provided in Subsection 9.5(b) below, with dilution effective as of the first day of the Program Period for the adopted Program and Budget. If a Participant fails to so notify the Management Committee of the extent to which it elects to participate, the Participant shall be deemed to have elected to contribute to such Program and Budget in proportion to its respective Participating Interest as of the beginning of the Program Period.

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(b) If a Participant elects pursuant to Subsection 9.5(a)(ii) or (iii) to contribute to an adopted Program and Budget some lesser amount than in proportion to its respective Participating Interest, or not at all, the other Participant shall then have the option to either (i) fully fund the remaining portion of the approved Program and Budget, or (ii) within fifteen (15) days following the election of the diluting Participant under Subsection 9.5(a)(ii) or (iii), to propose a reduced alternative Program and Budget to which the Participants shall, within seven (7) days, make a re-election under Subsection 9.5(a). If the other Participant elects to fund all of the deficiency, the Participating Interest of the Reduced Participant shall be provisionally recalculated by dividing: (A) the sum of (1) the amount credited to the Reduced Participant’s Equity Account with respect to its Initial Contribution under Section 5.1, (2) the total of all of the Reduced Participant’s contributions under Sections 5.2 and 5.3, and (3) the amount, if any, the Reduced Participant elects to contribute to the adopted Program and Budget; by (B) the sum of (1), (2) and (3) above for both Participants; and then multiplying the result by one hundred. The Participating Interest of the other Participant shall be increased by the amount of the reduction in the Participating Interest of the Reduced Participant.

(c) If both Participants make an election under either Subsection 9.5(a)(ii) or (iii), then within fifteen (15) days following that election, the Manager shall propose a reduced alternative Program and Budget to which the Participants shall, within seven (7) days, make a re- election under Subsection 9.5(a).

(d) Whenever the Participating Interests are recalculated pursuant to this Subsection 9.5, (i) the Equity Accounts of both Participants shall be revised to bear the same ratio to each other as their recalculated Participating Interests, and (ii) the portion of the Capital Account attributable to the reduced Participating Interest of the Reduced Participant shall be transferred to the other Participant.

9.6 Amendments. The Manager may propose amendments (“Amendments”) to any currently approved Program and Budget from time to time prior to incurring costs under such Amendment. In such event, the Participants shall have fifteen (15) days after the proposal of an Amendment in which to submit to the Management Committee one of the responses set forth in Section 9.5 above (substituting “Amendment” for “Program and Budget” in each case). If a Participant fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by that Participant of the Manager’s proposed Amendment. If a Participant makes a timely submission to the Management Committee proposing modifications to or rejecting the proposed Amendment, then the Management Committee shall seek to develop an Amendment reasonably acceptable to both Participants. If the Participants have failed to agree on an Amendment within twenty (20) days after its proposal by the Manager, the Amendment as approved by the Participant with the majority Participating Interest or the Manager (if the Participating Interests are then 50/50) shall be deemed approved by both Participants and the Management Committee.

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9.7 Recalculation or Restoration of Reduced Interest Based on Actual Expenditures.

(a) If a Participant makes an election under Subsection 9.5(a)(ii) or (iii), then within sixty (60) days after the conclusion of such Program and Budget, the Manager shall report the total amount of money expended plus the total obligations incurred by the Manager for such Budget.

(b) If the Manager expended or incurred obligations that were more or less than the adopted Budget, the Participating Interests shall be recalculated pursuant to Subsection 9.5(b) by substituting each Participant’s actual contribution to the adopted Budget for that Participant’s estimated contribution at the time of the Reduced Participant’s election under Subsection 9.5(a).

(c) If the Manager expended or incurred obligations of less than eighty percent (80%) of the adopted Budget, within fifteen (15) days of receiving the Manager’s report on expenditures, the Reduced Participant may notify the other Participant of its election to reimburse the other Participant for the difference between any amount contributed by the Reduced Participant to such adopted Program and Budget and the Reduced Participant’s proportionate share (at the Reduced Participant’s former Participating Interest) of the actual amount expended or incurred for the Program, plus interest on the difference accruing at the rate described in Section 10.3 plus two (2) percentage points. The Reduced Participant shall deliver the appropriate amount (including interest) to the other Participant with such notice. Failure of the Reduced Participant to so notify and tender such amount shall result in dilution occurring in accordance with this Article IX and shall bar the Reduced Participant from exercising its rights under this Subsection 9.7(c) concerning the relevant adopted Program and Budget.

(d) All recalculations under this Article IX shall be effective as of the first day of the Program Period for the Program and Budget. The Manager, on behalf of both Participants, shall make such reimbursements, reallocations of Products, contributions and other adjustments as are necessary so that, to the extent possible, each Participant will be placed in the position it would have been in had its Participating Interests as recalculated under this Section been in effect throughout the Program Period for such Program and Budget. If the Participants are required to make contributions, reimbursements or other adjustments pursuant to this Section, the Manager shall have the right to purchase or sell a Participant’s share of Products in the same manner as under Section 11.1 and to apply the proceeds of such sale to satisfy that Participant’s obligation to make such contributions, reimbursements or adjustments.

(e) Whenever the Participating Interests are recalculated pursuant to this Section, (i) the Participants’ Equity Accounts shall be revised to bear the same ratio to each other as their Recalculated Participating Interests, and (ii) the portion of the Capital Account attributable to the adjusted Participating Interest shall be transferred to the Participant receiving the increased Participating Interest.

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9.8 Budget Overruns; Program Changes. The Manager shall promptly notify the Management Committee when it has knowledge of any material departure from an adopted Program and Budget. If the Manager exceeds an adopted Budget by more than ten percent (10%) in the aggregate, then the excess over ten percent (10%), unless directly caused by an emergency or unexpected expenditure made pursuant to Section 9.9 or unless otherwise authorized or ratified by the Management Committee, shall be for the sole account of the Manager and such excess shall not be included in the calculations of the Participating Interests nor deemed a contribution under this Agreement. Budget overruns of ten percent (10%) or less in the aggregate shall be borne by the Participants in proportion to their respective Participating Interests.

9.9 Emergency or Unexpected Expenditures. In case of emergency, the Manager may take any reasonable action it deems necessary to protect life or property, to protect the Assets or to comply with Laws. The Manager may make reasonable expenditures on behalf of the Participants for unexpected events that are beyond its reasonable control and that do not result from a breach by it of its standard of care. The Manager shall promptly notify the Participants of the emergency or unexpected expenditure, and the Manager shall be reimbursed for all resulting costs by the Participants in proportion to their respective Participating Interests.

ARTICLE X

ACCOUNTS AND SETTLEMENTS

10.1 Monthly Statements. The Manager shall promptly submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Business Account during the preceding month.

10.2 Cash Calls.

(a) On the basis of each adopted Program and Budget other than the Improvements Program and Budget, the Manager shall submit prior to the last day of each month a billing for estimated cash requirements for the next month. Within ten (10) days after receipt of each billing, or a billing made pursuant to Section 9.8 or 12.4, each Participant shall advance its proportionate share of such cash requirements. The Manager shall record all funds received in the Business Account. The Manager shall at all times maintain a cash balance approximately equal to the rate of disbursement for up to thirty (30) days. All funds in excess of immediate cash requirements shall be invested by the Manager for the benefit of the Business in cash management accounts and investments selected at the discretion of the Manager, which accounts may include, but are not limited to, money market investments and money market funds.

(b) Notwithstanding any of the provisions of Section 9.8 or Subsection 10.2(a), Sprott shall have no obligation to make cash calls to fund the Initial Program and Budget in excess of Five Million Dollars ($5,000,000), and USI agrees to fund any such excess amount.

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10.3 Failure to Meet Cash Calls. A Participant that fails to meet cash calls in the amount and at the times specified in Section 10.2 shall be in default, and the amounts of the defaulted cash call shall bear interest from the date due at an annual rate equal to five (5) percentage points over the Prime Rate, but in no event shall the rate of interest exceed the maximum permitted by Law. Such interest shall accrue to the benefit of and be payable to the non-defaulting Participant, but shall not be deemed as amounts contributed by the non-defaulting Participant in the event dilution occurs in accordance with Article VI. In addition to any other rights and remedies available to it by Law, the non-defaulting Participant shall have those other rights, remedies, and elections specified in Sections 10.4 and 10.5.

10.4 Cover Payment. If a Participant defaults in making a contribution or cash call required by an adopted Program and Budget, the non-defaulting Participant may, but shall not be obligated to, advance some portion or all of the amount in default on behalf of the defaulting Participant (a “Cover Payment”). Each and every Cover Payment shall constitute a demand loan bearing interest from the date of the advance at the rate provided in Section 10.3. If more than one Cover Payment is made, the Cover Payments shall be aggregated and the rights and remedies described herein pertaining to an individual Cover Payment shall apply to the aggregated Cover Payments. The failure to repay such loan upon demand shall be a default.

10.5 Remedies. The Participants acknowledge that if either Participant defaults in making a contribution required by Article V or a cash call, or in repaying a loan, as required under Sections 10.2, 10.3 or 10.4, whether or not a Cover Payment is made, it will be difficult to measure the damages resulting from such default (it being hereby understood and agreed that the Participants have attempted to determine such damages in advance and determined that the calculation of such damages cannot be ascertained with reasonable certainty). Both Participants acknowledge and recognize that the damage to the non-defaulting Participant could be significant. In the event of such default, as reasonable liquidated damages, the non-defaulting Participant may, with respect to any such default not cured within thirty (30) days after notice to the defaulting Participant of such default, elect the remedy set forth in Subsection 10.5(a) below by giving notice to the defaulting Participant. Such election may be made with respect to each failure to meet a cash call relating to a Program and Budget, regardless of the frequency of such cash calls, provided such cash calls are made in accordance with Section 10.2.

(a) The non-defaulting Participant may elect to have the defaulting Participant’s Participating Interest diluted in the same manner as set forth in Subsection 9.5(b), and further diluted by multiplying the dilution by two.

(b) The Participating Interest of the other Participant shall be increased by the amount of the reduction in the Participating Interest of the Reduced Participant.

(c) Dilution under Subsection 10.5(a) shall be effective as of the date of the original default, and Section 9.7 shall not apply. The amount of any Cover Payment under Section 10.4 and interest thereon, or any interest accrued in accordance with Section 10.3, shall be deemed to be amounts contributed by the non-defaulting Participant, and not as amounts contributed by the defaulting Participant.

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(d) Whenever the Participating Interests are recalculated pursuant to Subsection 10.5(a), (i) the Equity Accounts of both Participants shall be adjusted to bear the same ratio to each other as their recalculated Participating Interests, and (ii) the portion of the Capital Account attributable to the reduced Participating Interest of the Reduced Participant shall be transferred to the other Participant.

10.6 Audits.

(a) Within twelve (12) months after the end of each calendar year, at the request of a Participant, an audit shall be completed by certified public accountants selected by, and independent of, the Manager. The audit shall be conducted in accordance with generally accepted auditing standards and shall cover all books and records maintained by the Manager pursuant to this Agreement, all Assets and Encumbrances, and all transactions and Operations conducted during such calendar year, including production and inventory records and all costs for which the Manager sought reimbursement under this Agreement, together with all other matters customarily included in such audits. All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three (3) months after receipt of the audit report, unless either Participant elects to conduct an independent audit pursuant to Subsection 10.6(b) which is ongoing at the end of such three (3) month period, in which case such exceptions and claims may be made within the period provided in Subsection 10.6(b). Failure to make any such exception or claim within such period shall mean the audit is deemed to be correct and binding upon the Participants. The cost of all audits under this Subsection shall be charged to the Business Account.

(b) Notwithstanding the annual audit conducted by certified public accountants selected by the Manager, each Participant shall have the right to have an independent audit of all Business books, records and accounts, including all charges to the Business Account. This audit shall review all issues raised by the requesting Participant, with all costs borne by the requesting Participant. The requesting Participant shall give the other Participant thirty (30) days prior notice of such audit. Any audit conducted on behalf of either Participant shall be made during the Manager’s normal business hours and shall not interfere with Operations. Neither Participant shall have the right to audit records and accounts of the Business relating to transactions or Operations more than twenty-four (24) months after the calendar year during which such transactions, or transactions related to such Operations, were charged to the Business Account. All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three (3) months after completion and delivery of such audit, or they shall be deemed waived.

10.7 Project Financing. If the Management Committee decides to seek Project Financing for Development and Mining Operations on the Properties, each Participant shall, at its own cost, cooperate in seeking to obtain Project Financing for the Mine; provided, however, that all fees, charges and costs (including attorneys and technical consultants fees and arrangement fees) paid to the Project Financing lenders shall be borne by the Participants in proportion to their Participating Interests, unless such fees are capitalized as a part of the Project Financing.

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ARTICLE XI

DISPOSITION OF PRODUCTION

11.1 Disposition of Production. On a monthly basis, all Products produced from the Mine during the month shall be apportioned between USI and Sprott in accordance with their Participating Interests on the last day of the month, with the portion apportioned to USI referred to as “USI Products,” and the portion apportioned to Sprott referred to as “Sprott Products.” Except as otherwise set forth in this Section 11.1, the Manager shall sell Products under such arrangements as may be approved by the Management Committee from time to time. Products shall be sold in the order in which produced, and the proceeds of each sale of Products shall be distributed to the Participants in accordance with their Participating Interests. Nothing in this Agreement shall be construed as providing, directly or indirectly, for any joint or cooperative marketing or selling of Products or permitting the processing of Products owned by any third party at any processing facilities constructed by the Participants pursuant to this Agreement. If a Participant either (a) elects not to contribute to a Program and Budget as provided in Subsection 9.5(a), (b) fails to contribute to an adopted Program and Budget that provides for cash contributions for operating costs, or (c) fails to make required cash calls for operating costs pursuant to Section 10.2, then the Manager may sell that Participant’s share of Products and apply the proceeds from such sales to pay that Participant’s share of such operating costs. Any balance remaining from the noncontributing Participant’s share of the proceeds from such sales shall be remitted to that Participant. In the event of such a sale by the Manager on behalf of a noncontributing Participant, that Participant’s Participating Interest shall not be reduced pursuant to Subsection 9.5(b), unless and only to the extent that the proceeds from such sales are insufficient to pay that Participant’s share of operating costs. For purposes of this Section 11.1, “operating costs” shall not include any capital expenditures, other than replacement capital costs.

11.2 Hedging. Neither Participant shall have any obligation to account to the other Participant for, nor have any interest or right of participation in any profits or proceeds nor have any obligation to share in any losses from, futures contracts, forward sales, trading in puts, calls, options or any similar hedging, price protection or marketing mechanism employed by a Participant with respect to its proportionate share of any Products produced or to be produced from the Properties.

ARTICLE XII

WITHDRAWAL AND TERMINATION

12.1 Termination by Expiration or Agreement. This Agreement shall terminate as expressly provided herein, unless earlier terminated by written agreement.

12.2 Termination by Deadlock. If the Management Committee fails to adopt a Program and Budget for twelve (12) months after the expiration of the latest adopted Program and Budget, either Participant may elect to terminate the Business by giving thirty (30) days’ notice of termination to the other Participant.

12.3 Withdrawal. A Participant may elect to withdraw from the Business by giving notice to the other Participant of the effective date of withdrawal, which shall be the later of the end of the then current Program Period or sixty (60) days after the date of the notice. Upon such withdrawal, the Business shall terminate, and the withdrawing Participant shall be deemed to have transferred to the remaining Participant all of its Participating Interest, including all of its interest in the Assets and its Capital Account balance, without cost and free and clear of all Encumbrances arising by, through or under such withdrawing Participant, except those described in the Disclosure Schedule and those which the Management Committee has approved pursuant to this Agreement. The withdrawing Participant shall execute and deliver all instruments as may be necessary in the reasonable judgment of the other Participant to affect the transfer of its interests in the Assets to the other Participant. If within a sixty (60) day period both Participants elect to withdraw, then the Business shall instead be deemed to have been terminated by the consent of the Participants pursuant to Section 12.1.

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12.4 Continuing Obligations and Environmental Liabilities. On termination of the Business under Sections 12.1, 12.2 or 12.3, each Participant shall remain liable for its respective share of liabilities to third persons (whether such arises before or after such withdrawal), including Environmental Liabilities and Continuing Obligations. The withdrawing Participant’s share of such liabilities shall be equal to its Participating Interest at the time such liability was incurred, after first taking into account any reduction, readjustment, and restoration of Participating Interests under Sections 6.3, 9.5, 9.7 and 10.5 (or, as to liabilities arising prior to the Effective Date, its initial Participating Interest).

12.5 Disposition of Assets on Termination. Promptly after termination under Sections 12.1 or 12.2, either Participant shall have the right to acquire the other Participant’s Participating Interest for its fair market value, calculated as follows: The acquiring Participant shall notify the non-acquiring Participant of the identity of a qualified independent appraiser. If the defaulting Participant conveys notice of objection to the person or entity so appointed within ten (10) days after receiving notice thereof, then an independent and qualified appraiser shall be appointed by the joint action of the appraiser appointed by the acquiring Participant and a qualified independent appraiser appointed by the non-acquiring Participant; provided, however, that if the non-acquiring Participant fails to designate a qualified independent appraiser for such purpose within ten (10) days after giving notice of such objection, then the person or entity originally designated by the acquiring Participant shall serve as the appraiser; provided further, that if the appraisers appointed by each of the Participants fail to appoint a third qualified independent appraiser within five (5) days after the appointment of the last of them, then an appraiser shall be appointed by a judge of a court of competent jurisdiction in the state in which the Assets are situated upon the application of either Participant. The appraiser selected pursuant to this Section 12.5 shall determine the fair market value of the Assets of the Business. The Capital Accounts of the Participants shall be determined pursuant to the provisions of Section 4.2(a) of the Tax Exhibit in accordance with the fair market value so determined. The price paid by the acquiring Participant to the non-acquiring Participant shall be the amount of the non- acquiring participant’s Capital Account as so determined. If neither Participant desires to acquire the other Participant’s Participating Interest, then upon such termination the Manager shall take all action necessary to wind up the activities of the Business, in accordance with Exhibit C. All costs and expenses incurred in connection with the termination of the Business shall be expenses chargeable to the Business Account. The Assets shall first be paid, applied or distributed in satisfaction of all liabilities of the Business to third parties, and then to satisfy any debts, obligations or liabilities owed to the Participants. Before distributing any funds or Assets to Participants, the Manager shall have the right to segregate amounts which, in the Manager’s reasonable judgment, are necessary to discharge Continuing Obligations or to purchase for the account of Participants bonds or other securities for the performance of such obligations. The foregoing shall not be construed to include the repayment of any Participant’s capital contributions or Equity Account balance. Thereafter, any remaining cash and all other Assets shall be distributed (in undivided interests unless otherwise agreed) to the Participants, in proportion to their respective positive Capital Account balances in accordance with paragraph 4.2 of the Tax Exhibit. No Participant shall receive a distribution of any interest in Products or proceeds from the sale thereof if such Participant’s Participating Interest therein has been terminated pursuant to this Agreement.

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12.6 Non-Compete Covenants. Neither a Participant that withdraws pursuant to Section 12.3, or is deemed to have withdrawn pursuant to Sections 6.3 or 10.5, nor any Affiliate of such a Participant, shall directly or indirectly acquire any interest or right to explore or mine, or both, on any property any part of which is within the Area of Interest for twelve (12) months after the effective date of withdrawal. If a withdrawing Participant, or the Affiliate of a withdrawing Participant, breaches this Section 12.6, such Participant shall be obligated to offer to convey to the non-withdrawing Participant, without cost, any such property or interest so acquired (or ensure its Affiliate offers to convey the property or interest to the non-withdrawing Participant, if the acquiring party is the withdrawing Participant’s Affiliate). Such offer shall be made in writing and can be accepted by the non-withdrawing Participant at any time within ten (10) days after the offer is received by such non-withdrawing Participant. Failure of a Participant’s Affiliate to comply with this Section 12.6 shall be a breach by such Participant of this Agreement.

12.7 Right to Data After Termination. After termination of the Business pursuant to Sections 12.1 or 12.2, each Participant shall be entitled to make copies of all applicable information acquired hereunder before the effective date of termination not previously furnished to it, but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or withdrawal. Each Participant who retains any such copies shall do so in compliance with the provisions of Article XVII.

12.8 Continuing Authority. On termination of the Business under Sections 12.1,

12.2 or 12.3 or the deemed withdrawal of either Participant pursuant to Sections 6.3 or 10.5, the Participant which was the Manager prior to such termination or withdrawal (or the other Participant in the event of a withdrawal by the Manager) shall have the power and authority to do all things on behalf of both Participants which are reasonably necessary or convenient to:

(a) wind up Operations and (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal. The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of both Participants and the Business, encumber Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

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12.9 Survival of Ingress and Egress After Termination. After termination of the Venture, the Participants shall continue to have rights of ingress and egress to the Properties for purposes of ensuring Environmental Compliance.

ARTICLE XIII

ACQUISITIONS WITHIN AREA OF INTEREST

13.1 General. Other than the execution and delivery of renegotiated mining leases covering a portion of the Properties as described in the Disclosure Schedule, any interest or right to acquire any interest in real property or water rights related thereto within the Area of Interest either acquired or proposed to be acquired during the term of this Agreement by or on behalf of either Participant (“Acquiring Participant”) or any Affiliate of such Participant shall be subject to the terms and provisions of this Agreement. USI and Sprott and their respective Affiliates for their separate account shall be free to acquire lands and interests in lands outside the Area of Interest and to locate mining claims outside the Area of Interest. Failure of any Affiliate of either Participant to comply with this Article XIII shall be a breach by such Participant of this Agreement.

13.2 Notice to Non-Acquiring Participant. Within fifteen (15) days after the acquisition or proposed acquisition, as the case may be, of any interest or the right to acquire any interest in real property or water rights wholly or partially within the Area of Interest (except real property or water rights acquired by the Manager pursuant to a Program), the Acquiring Participant shall notify the other Participant of such acquisition by it or its Affiliate; provided further that if the acquisition of any interest or right to acquire any interest pertains to real property or water rights partially within the Area of Interest, then all such real property (i.e., the part within the Area of Interest and the part outside the Area of Interest) shall be subject to this Article XIII. The Acquiring Participant’s notice shall describe in detail the acquisition, the acquiring party if that party is an Affiliate, the lands and minerals covered thereby, any water rights related thereto, the cost thereof, and the reasons why the Acquiring Participant believes that the acquisition (or proposed acquisition) of the interest is in the best interests of the Participants under this Agreement. In addition to such notice, the Acquiring Participant shall make any and all information concerning the relevant interest available for inspection by the other Participant.

13.3 Option Exercised. Within fifteen (15) days after receiving the Acquiring Participant’s notice, the other Participant may notify the Acquiring Participant of its election to accept a proportionate interest in the acquired interest equal to its Participating Interest. Promptly upon such notice, the Acquiring Participant shall convey or cause its Affiliate to convey to the Participants, in proportion to their respective Participating Interests, by special warranty deed with title held as described in Section 3.4, all of the Acquiring Participant’s (or its Affiliate’s) interest in such acquired interest, free and clear of all Encumbrances arising by, through or under the Acquiring Participant (or its Affiliate) other than those to which both Participants have agreed. The acquired interests shall become a part of the Properties for all purposes of this Agreement immediately upon such notice. The other Participant shall promptly pay to the Acquiring Participant its proportionate share of the latter’s actual out-of-pocket acquisition costs.

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13.4 Option Not Exercised. If the other Participant does not give such notice within the fifteen (15) day period set forth in Section 13.3, it shall have no interest in the acquired interests, and the acquired interests shall not be a part of the Assets or continue to be subject to this Agreement.

ARTICLE XIV

ABANDONMENT AND SURRENDER OF PROPERTIES

Either Participant may request the Management Committee to authorize the Manager to surrender or abandon part or all of the Properties. If the Management Committee does not authorize such surrender or abandonment, or authorizes any such surrender or abandonment over the objection of either Participant, the Participant that desires to surrender or abandon shall convey to the objecting Participant, by special warranty deed and without cost to the objecting Participant, all of the abandoning Participant’s interest in the Properties sought to be abandoned or surrendered, free and clear of all Encumbrances created by, through or under the abandoning Participant other than those set forth in the Disclosure Schedule or to which the Management Committee has agreed pursuant to this Agreement. Upon the assignment, such properties shall cease to be part of the Properties. The objecting Participant shall assume in writing all liability with respect to such Properties, including, without limitation, Continuing Obligations, Environmental Liabilities and Environmental Compliance, whether accruing before or after such abandonment, arising out of activities prior to the Effective Date and out of Operations conducted prior to the date of such abandonment.

ARTICLE XV

TRANSFER OF INTEREST; PREEMPTIVE RIGHT

15.1 General. A Participant shall have the right to Transfer to a third party an interest in its Participating Interest, including an interest in this Agreement or the Assets, solely as provided in this Article XV.

15.2 Limitations on Free Transferability. Any Transfer by either Participant under Section 15.1 shall be subject to the following limitations:

(a) Neither Participant shall Transfer any interest in this Agreement or the Assets (including, but not limited to, any royalty, profits, or other interest in the Products) except in conjunction with the Transfer of part or all of its Participating Interest;

(b) No transferee of all or any part of a Participant’s Participating Interest shall have the rights of a Participant unless and until the transferring Participant has provided to the other Participant notice of the Transfer, and, except as provided in Subsections 15.2(f) and 15.2(g), the transferee, as of the effective date of the Transfer, has committed in writing to assume and be bound by this Agreement to the same extent as the transferring Participant;

(c) Neither Participant, without the consent of the other Participant, shall make a Transfer that shall violate any Law, or result in the cancellation of any permits, licenses, or other similar authorization;

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(d) No Transfer permitted by this Article XV shall relieve the transferring Participant of its share of any liability (including Environmental Liabilities), whether accruing before or after such Transfer, which arises out of Operations conducted prior to such Transfer or exists on the Effective Date;

(e) In the event of a Transfer of less than all of a Participating Interest, the transferring Participant and its transferee shall act and be treated as one Participant; provided, however, that in order for such Transfer to be effective, the transferring Participant and its transferee must first:

(i) agree, as between themselves, that one of them is authorized to act as the sole agent (“Agent”) on their behalf with respect to all matters pertaining to this Agreement and the Business; and

(ii) notify the other Participant of the designation of the Agent, and in such notice warrant and represent to other Participant that:

(A) the Agent has the sole authority to act on behalf of, and to bind, the transferring Participant and its transferee with respect to all matters pertaining to this Agreement and the Business;

(B) the other Participant may rely on all decisions of, notices and other communications from, and failures to respond by, the Agent, as if given (or not given) by the transferring Participant and its transferee; and

(C) all decisions of, notices and other communications from, and failures to respond by, the other Participant to the Agent shall be deemed to have been given (or not given) to the transferring Participant and its transferee.

The transferring Participant and its transferee may change the Agent (but such replacement must be one of them) by giving notice to the other Participant, which notice must conform to Subsection 15.2(e)(ii).

(f) If the Transfer is the grant of an Encumbrance in a Participating Interest to secure a loan or other indebtedness of either Participant in a bona fide transaction, other than a transaction approved unanimously by the Management Committee or Project Financing approved by the Management Committee, such Encumbrance shall be granted only in connection with such Participant’s financing payment or performance of that Participant’s obligations under this Agreement and shall be subject to the terms of this Agreement and the rights and interests of the other Participant hereunder (including without limitation under Section 6.7). Any such Encumbrance shall be further subject to the condition that the holder of such Encumbrance (“Chargee”) first enter into a written agreement with the other Participant in form satisfactory to the other Participant, acting reasonably, binding upon the Chargee, to the effect that:

(i) the Chargee shall not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant’s Participating Interest and that such Encumbrance shall be subject to the provisions of this Agreement;

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(ii) the Chargee’s remedies under the Encumbrance shall be limited to the sale of the whole (but only of the whole) of the encumbering Participant’s Participating Interest to the other Participant, or, failing such a sale, at a public auction to be held at least twenty (20) days after prior notice to the other Participant, such sale to be subject to the purchaser entering into a written agreement with the other Participant whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this Agreement. The price of any preemptive sale to the other Participant shall be the remaining principal amount of the loan plus accrued interest and related expenses, and such preemptive sale shall occur within sixty (60) days of the Chargee’s notice to the other Participant of its intent to sell the encumbering Participant’s Participating Interest. Failure of a sale to the other Participant to close by the end of such period, unless failure is caused by the encumbering Participant or by the Chargee, shall permit the Chargee to sell the encumbering Participant’s Participating Interest at a public sale; and

(iii) the charge shall be subordinate to any then-existing debt, including Project Financing previously approved by the Management Committee, encumbering the transferring Participant’s Participating Interest;

(g) If a sale or other commitment or disposition of Products or proceeds from the sale of Products by either Participant upon distribution to it pursuant to Article XI creates in a third party a security interest by Encumbrance in Products or proceeds therefrom prior to such distribution, such sales, commitment or disposition shall be subject to the terms and conditions of this Agreement including, without limitation, Section 6.7.

15.3 Preemptive Right. Any Transfer by either Participant under Section 15.1 and any Transfer by an Affiliate of Control of either Participant shall be subject to a preemptive right of the other Participant to the extent provided in Exhibit H. Failure of a Participant’s Affiliate to comply with this Article XV and Exhibit H shall be a breach by such Participant of this Agreement.

15.4 Limitations. Nothing in this Article XV shall be deemed to prohibit or limit a Transfer of Control of the publicly-traded indirect parent corporation of USI.

ARTICLE XVI

DISPUTES

16.1 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Idaho, without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

16.2 Informal Dispute Resolution.

(a) Any dispute arising between the Participants relating to interpretation of the provisions of this Agreement, to the performance of either Participant hereunder, or otherwise pertaining to this Agreement, which has not been resolved by the appropriate staff level personnel of the Participants, shall be referred to the following parties for resolution:

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Level	USI	Sprott
I	Chief Operating Officer (Daren Dell)	Eric Sprott
II	Chief Executive Officer (Darren Blasutti)	Eric Sprott

(b) If the disputed issues are not resolved at Level I, a memorandum will be prepared jointly by the Level I Participants and signed by each of them clearly outlining the unresolved issues, the amount of disagreement and the principal persons responsible for activities leading to the dispute. Within five (5) Business Days after delivery or such other time as mutually agreed to of this memorandum to the Level II Participants, the Level II Participants shall attempt to resolve the dispute issues, either through telephone conversation or meeting, as appropriate.

16.3 Dispute Resolution. All disputes arising under or in connection with this Agreement which cannot be resolved by agreement between the Participants as set forth in Section 16.2 shall be resolved in accordance with applicable Law and the arbitration provisions set forth in Section 16.4 and in Exhibit G. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or substantially prevailing Participant shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

16.4 Arbitration. Each Participant waives the right to trial by jury with respect to any dispute between them with respect to this Agreement or the transactions contemplated hereby, and each Participant agrees to pursue and resolve any such dispute first in accordance with Section 16.2, and if not thereby resolved, in accordance with the terms and provisions set forth in Exhibit G providing for dispute resolution by binding arbitration.

ARTICLE XVII

CONFIDENTIALITY, OWNERSHIP, USE AND DISCLOSURE OF INFORMATION

17.1 Confidential Information. Except for recording of a Memorandum of Agreement pursuant to Section 18.11 and as otherwise provided in this Section 17.1, the terms and conditions of this Agreement, and all data, reports, records, and other information of any kind whatsoever developed or acquired by any Participant in connection with the Business shall be treated by the Participants as confidential (hereinafter called “Confidential Information”) and no Participant shall reveal or otherwise disclose such Confidential Information to third parties without the prior written consent of the other Participant. Confidential Information that is available or that becomes available in the public domain, other than through a breach of this provision by a Participant, shall no longer be treated as Confidential Information.

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17.2 Exceptions. The restrictions set forth in Section 17.1 shall not apply to the disclosure of Confidential Information to any Affiliate, to any public or private financing agency or institution, to any contractors or subcontractors which the Participants may engage and to employees and consultants of the Participants or to any third party to which a Participant contemplates the Transfer, Encumbrance or other disposition of all or part of its Participating Interest pursuant to Article XV; provided, however, that in any such case only such Confidential Information as such third party shall have a legitimate business need to know shall be disclosed and the person or company to whom disclosure is made shall first undertake in writing to protect the confidential nature of such information at least to the same extent as the parties are obligated under this Section 17.2.

17.3 Required Disclosure. In the event that a Participant is required to disclose Confidential Information to any government, any court, agency or department thereof, any stock exchange, or to the public, to the extent required by applicable law, rule or regulation, stock exchange rule, or in response to a legitimate request for such Confidential Information, the Participant so required shall immediately notify the other Participant of such requirement and the terms thereof, and the proposed form and content of the disclosure prior to such submission. The other Participant shall have the right to review and comment upon the form and content of the disclosure and to seek confidential treatment of any Confidential Information to be disclosed on such terms as such Participant shall, in its sole discretion, determine.

17.4 Survival. The provisions of this Article XVII shall apply during the term of this Agreement and shall continue to apply to any Participant which forfeits, surrenders, assigns, transfers or otherwise disposes of its Participating Interest.

17.5 Press Releases. A Participant shall not issue any press release relating to the Properties or this Agreement except upon giving the other Participant advance written notice of at least one Business Day of the contents thereof (unless the Participants otherwise mutually agree), and the Participant proposing such release shall consider in good faith any reasonable changes to such proposed press release as may be timely requested by the non-issuing Participant; provided, however, the Participant proposing such press release may include in any press release without notice any information previously reported by that Participant. A Participant shall not, without the consent of the other Participant, issue any press release that implies or infers that the non-issuing Participant endorses or joins the issuing Participant in statements or representations contained in any press release.

17.6 Technical Reports. Where either Participant or any Affiliate of either Participant (collectively, the “Discloser”) is required by National Instrument 43-101 Standards of Disclosure for Mineral Projects as amended from time to time (“NI 43-101”) to file a Technical Report with respect to the Properties:

(a) neither the non-disclosing Participant nor its Affiliates shall have any obligation to the Discloser to prepare or provide the Technical Report or any part thereof, or to provide or make available a Qualified Person to the Discloser;

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(b) the Discloser shall not designate the other Participant or any associate, Affiliate or employee of or retained by the other Participant, or any Qualified Person of the other Participant, as the Qualified Person of the Discloser, without the prior written consent of the other Participant;

(c) the Discloser shall be responsible for the cost of preparing or providing the Technical Report;

(d) the non-disclosing Participant shall be entitled to access to all pertinent information related to that portion of the Technical Report pertaining to the Properties and shall be afforded a reasonable opportunity to review and require changes to that portion of the Technical Report prior to the filing of the Technical Report with applicable regulatory authorities; and

(e) where one Participant is the Discloser and the other Participant obtains information subsequent to the filing of the Technical Report which renders the Technical Report inaccurate, the Discloser shall at the non-disclosing Participant’s request disseminate such information in a manner which satisfies the Discloser’s obligations under applicable securities laws, and if the Discloser fails to do so then the non-disclosing Participant shall have the right (but not the obligation) to do so on the Discloser’s behalf.

ARTICLE XVIII

GENERAL PROVISIONS

18.1 Notices. All notices, payments and other required or permitted communications (“Notices”) to either Participant shall be in writing, and shall be addressed respectively as follows:

If to USI:		1041 Lake Gulch Road Wallace, ID, USA 83873
P.O. Box 440
	Attention:	Chief Operating Officer (Daren Dell)
	Telephone:	(208) 752-1176
	Facsimile:	(208) 556-5628

	With a Copy to:	General Counsel (Peter McRae) 145 King Street West, Suite 2870 Toronto, ON, Canada M5H 1J8

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If to Sprott:		Sprott Mining Idaho Limited Partnership c/o Sprott Mining Idaho Management Inc. 200 Bay Street, Suite 2600
Toronto, Ontario M5J 2K1, Canada
	Attention:	Eric Sprott
Telephone:
Facsimile:

All Notices shall be given (a) by personal delivery to the Participant, (b) by electronic communication, capable of producing a printed transmission, (c) by registered or certified mail return receipt requested; or (d) by overnight or other express courier service. All Notices shall be effective and shall be deemed given on the date of receipt at the principal address if received during normal business hours, and, if not received during normal business hours, on the next business day following receipt, or if by electronic communication, on the date of such communication. Either Participant may change its address by Notice to the other Participant.

18.2 Interpretation. In interpreting this Agreement, except as otherwise indicated in this Agreement or as the context may otherwise require, (a) the words “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by those words or words of similar import, (b) the words “hereof,” “herein,” “hereunder,” and comparable terms refer to the entirety of this Agreement, including the Appendix or Exhibits, and not to any particular Article, Section, or other subdivision of this Agreement or Appendix or Exhibit to this Agreement, (c) any pronoun shall include the corresponding masculine, feminine, and neuter forms, (d) the singular includes the plural and vice versa, (e) references to any agreement (including this Agreement) or other document are to the agreement or document as amended, modified, supplemented, and restated now or from time to time in the future, (f) references to any Law are to it as amended, modified, supplemented, and restated now or from time to time in the future, and to any corresponding provisions of successor Laws, (g) references to any person or entity include the person’s or entity’s respective successors and permitted assigns, (h) references to a “day” or number of “days” refer to a calendar day or number of calendar days, (i) the word “or” is not inclusive, and (j) if interest is to be computed under this Agreement, it shall be computed on the basis of a 360-day year of twelve 30-day months.

18.3 Currency. All references to “dollars” or “$” herein shall mean lawful currency of the United States of America.

18.4 Headings. The subject headings of the Sections and Subsections of this Agreement and the Paragraphs and Subparagraphs of the Exhibits to this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

18.5 Waiver. The failure of either Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit such Participant’s right thereafter to enforce any provision or exercise any right.

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18.6 Modification. No modification of this Agreement shall be valid unless made in writing and duly executed by both Participants.

18.7 Force Majeure. Except for the obligation to make payments when due hereunder, the obligations of a Participant shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); acts of God; Laws, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any federal, state or local agency that delays or prevents the issuance or granting of any approval or authorization required to conduct Operations beyond the reasonable expectations of the Participant seeking the approval or authorization (including, without limitation, a failure to complete any review and analysis required by the National Environmental Policy Act or any similar state law within eighteen (18) months of initiation of that process); acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; or any other cause whether similar or dissimilar to the foregoing. The affected Participant shall promptly give notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected Participant shall resume performance as soon as reasonably possible. During the period of suspension the obligations of both Participants to advance funds pursuant to Section 10.2 shall be reduced to levels consistent with then current Operations.

18.8 Rule Against Perpetuities. The Participants do not intend that there shall be any violation of the Rule Against Perpetuities, the Rule Against Unreasonable Restraints on the Alienation of Property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Properties, in a Participating Interest, in the Assets, or in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, any such violation should inadvertently occur, the Participants hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Participants within the limits permissible under such rules.

18.9 Further Assurances. Each of the Participants shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement or as may be reasonably required by lenders in connection with Project Financing.

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18.10 Entire Agreement; Successors and Assigns. This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings between the Participants relating to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Participants. Any third party who acquires any interest in this Agreement or the Properties shall agree in writing to be bound by all of the terms and conditions of this Agreement. In the event of any conflict between this Agreement and any Exhibit or Schedule attached hereto, the terms of this Agreement shall be controlling.

18.11 Memorandum. At the request of either Participant, a Memorandum or short form of this Agreement, in the form attached as Exhibit I hereto shall be prepared by the Manager, executed and acknowledged by both Participants, and delivered to the Manager for recording in the appropriate recording office as may be necessary to provide constructive notice of this Agreement and the rights and obligations of the Participants hereunder. The Manager shall record that document in the Shoshone County, Idaho official property records. Unless both Participants agree, this Agreement shall not be recorded.

18.12 Counterparts. This Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of both Participants be contained on any counterpart. Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

U.S. SILVER-IDAHO, INC.

Peter McRae VP, General Counsel

SPROTT MINING IDAHO LIMITED
PARTNERSHIP, by Sprott Mining Idaho Management Inc., its General Partner

By
Eric Sprott

Signature page to Mine Operating and Improvements Agreement

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